EXHIBIT 77 to Neuberger Berman Income Opportunity Fund NSAR 06/30/08

File Number: 81121334
CIK Number: 0001227699

SubItem 77Q1

The following amendment has been made to the Amended and Restated ByLaws of Neuberger Berman Income Opportunity Fund:

Section 1 of Article IV, relating to the establishment of committees of the Fund, was amended to allow members of a committee to select the chair and vicechair of that committee.